Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone: (423) 229-5694
Fax: (423) 224-7386
sking@eastman.com

May 17, 2006

VIA Electronic (EDGAR) Supplemental Transmission

Securities and Exchange Commission
1 Station Place, N. E., Stop 7010
Washington, D.C. 20549

Attn: Nili Shah, Accounting Branch Chief and Tracey McKoy, Staff Accountant, Division of Corporation Finance

Re:	Eastman Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 1-12626

On behalf of Eastman Chemical Company (the “Company”), I hereby submit our responses to the comments of the staff, contained in your letter addressed to J. Brian Ferguson and dated May 3, 2006 with respect to the referenced filing.  The Company’s responses to the staff’s comments are preceded by the text of the comments in your letter.  All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Realignment of Organizational Structure, page 5
1.
We note that you announced a realignment of your organizational structure.  Please confirm to us that you will still present CASPI, PCI, Fibers, SP, Polymers, and Developing Businesses as separate reportable segments within the new Groups, as you did under your previous Divisions.

Management Response:
The Company's products and operations are now managed and reported in five reportable operating segments with the Company continuing to present CASPI, PCI, Fibers, SP, and Polymers as separate reportable segments, but no longer presenting results for a separate Developing Businesses ("DB") segment.

As reported in the Company's Current Report on Form 8-K dated April 20, 2006 and in the Company's Quarterly Report on Form 10-Q for first quarter 2006, recent changes in the Company's organizational structure and recent shutdowns and sales in the DB segment resulted in two changes to the Company's segment reporting:

•
Elimination of intersegment sales revenue and operating earnings beginning January 1, 2006, and restatement of segment results for 2002 through 2005 to eliminate the impact of intersegment sales revenue and operating earnings; and

•
Revenues and costs previously included in the DB segment and research and development ("R&D") expenditures not identifiable to an operating segment are not included in segment operating results and are shown as "other" revenues and operating losses.

Intersegment revenues and operating earnings
The Company's segments were previously aligned in a divisional structure that provided for goods and services to be transferred between divisions at predetermined prices that may have been in excess of cost, which resulted in the recognition of intersegment sales revenue and operating earnings between divisions.  Such interdivisional transactions were eliminated in the Company's consolidated financial statements.  As reported in the Company's Annual Report on Form 10-K for 2005 and in its Current Report on Form 8-K dated April 20, 2006, in first quarter 2006 the Company realigned its organizational structure to support its growth strategy and to better reflect the integrated nature of its assets.  A result of the realigned organizational structure is that goods and services are transferred among the segments at cost.

DB Segment
Under SFAS 131, even if the remaining business activities of the former DB segment still meet the definition of an "operating segment", separate information would be required to be reported about that operating segment only if it meets any of the following thresholds:

•	Its reported revenue, including both sales to external customers and intersegment sales or transfer, is 10 percent or more of the combined revenue, internal and external, of all reported segments;

▪	The 2005 revenue for DB is 1.2 percent of the total revenue and would not be expected to have any revenue for 2006.

•
The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss; or

▪
The 2005 loss for DB is 8.5 percent of the total reported profit of all segments not reporting a loss (with such losses mostly attributed to costs and charges associated with the shutdown and reintegration in 2005 of Cendian's logistics activities) and is expected to decline in 2006.

•	Its assets are 10 percent or more of the combined assets of all operating segments.

▪	The assets of the DB segment were 0.2 percent of the total assets at December 31, 2005 and are expected to decline in 2006.

The revenue, profit/loss and assets of the DB segment in 2005 and presented as "other" revenues, profit/loss and assets beginning first quarter 2006 do not and are not expected to meet any of the thresholds for segment reporting.  The reported operating segments accounted for 98 percent of consolidated revenue in 2005 and are expected to be nearly 100 percent of consolidated revenue in 2006 exceeding the 75 percent requirement for reportable segments in paragraph 20 in SFAS 131.  The "other" category is made up of initiatives and corporate R&D consistent with the guidance in paragraph 21.  Additionally, consistent with paragraph 22 in SFAS 131, management did not view the DB segment to be of continuing significance and concluded it was not necessary to continue reporting the segment beginning first quarter 2006.

Asbestos Litigation, page 98
2.
It appears that you have concluded that the ultimate resolution of the asbestos claims related to asbestos-containing products will not be material.  However, your conclusion in the final paragraph appears to be more qualified than the other legal matters.  Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.  If in future filings, you determine that losses exceeding amounts already accrued could be material, you should consider providing all appropriate disclosures required by SFAS 5 and Staff Accounting Bulletin 5:Y, including but not limited to, the following:

•	Nature of the personal injury or property damages alleged;
•	Circumstances affecting the reliability and precision of loss estimates;
•	The amount accrued;
•	The range of the reasonably possible range of additional loss;
•	The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency
•	Whether, and to what extent, losses may be recoverable from third parties;
•	Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers;
•	The timing of payments of accrued and unrecognized amounts;
•	The material components of the accruals and significant assumptions underlying estimates;
•	The total claims pending at each balance sheet date;
•	The number of claims filed for each period presented;
•	The number of claims dismissed;
•	The number of claims settled;
•	The number of claims otherwise resolved;
•	The average costs per settled claim;
•	The total damages alleged at each balance sheet date (Reg. S-K, Item 103);
•	The aggregate settlement costs to date;
•	The aggregate costs of administering and litigating the claims.

Management Response:
The asbestos litigation described in the Company's Annual Report on Form 10-K for 2005 has not to date had a material impact on the Company's financial condition, results of operations, or cash flows, and, based upon the allegations and claims in these lawsuits to date, is not expected to be material to the Company.  The Company is managing this litigation as ordinary routine litigation incidental to the business, but has provided additional detail about and updates concerning the pending claims in its quarterly litigation disclosures.  The additional detail has been included in order to provide non-selective public disclosure to the investment community concerning these cases, because they involve alleged exposure to asbestos-containing products, an area of special interest to certain analysts and investors given the recent experiences of other companies with this type of litigation.  The Company will continue to evaluate its quarterly disclosures concerning this litigation under SFAS 5, Staff Accounting Bulletin 5:Y and Regulation S-K Item 103.

Management Acknowledgement
The Company also acknowledges the following:
•	it is responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments concerning our responses to:

Mr. Scott V. King
Controller
Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660

Sincerely,

/s/ Scott V. King
Scott V. King
Controller